UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             FORM 12B-25

                      NOTIFICATION OF LATE FILING

(Check One): X Form 10-K  __Form 20-F  __Form 11-K  __Form 10-Q
                             __Form N-SAR

             For period Ended: October 31, 2001
            ( ) Transition Report on Form 10-K
            ( ) Transition Report on Form 20-F
            ( ) Transition Report on Form 11-K
            ( ) Transition Report on Form 10-Q
            ( ) Transition Report on Form N-SAR
            For the Transition Period Ended:______________________


  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  _______________________________________________________________


PART I - REGISTRANT INFORMATION
__________________________________________________________________
Full Name of Registrant

____________Value_Holdings,_Inc.__________________________________
Former Name if Applicable

__________________________________________________________________
Address of Principal Executive Office (Street and Name)

____________2307_Douglas_Rd_,_Ste_400,____________________________
City, State and Zip Code

____________Miami_,Fla_33145______________________________________


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expanse and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense,

  X     (b) The subject annual report, semi-annual report,
            transition report on Form 10-K, Form 20-F, 11-K or
            Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20_f, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Still missing information from foreign unconsolidated subsidiary.


PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this information

________Ida_C._Ovies______  __305__    _______447-8801___________
           Name            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 o the Investment Company Act od 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                     _X_ YES   ___NO

________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                     ___YES   _X_NO



If so attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


_________________________________________________________________


    _________________Value_Holdings,_Inc.____________________
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:__January_30,_2002___       By: /s/___Ida_C._Ovies______






































                             ATTACHMENTS





Chadderton, Gulisano and Company, P.A.
Certified Public Accountants
3211 Ponce de Leon Blvd, Ste 201
Coral Gables, Fla 33134

Phone (305) 445-7900
Fax (305) 442-4411



April 21, 1997


To the Board of Directors of
Value Holdings, Inc.
144 King Street East
Toronto, Ontario CANADA


RE: RESIGNATION AS AUDITORS FOR THE YEAR ENDED FEBRUARY 28, 1997


Dear Members of the Board:

It is with great regret that I wish to inform you of our decision to resign as auditors for Value Holdings, Inc., effective immediately. The decision to resign is based upon the fact that I have been named the Chief Operating Officer of the fourth largest medical service firm in Argentina. These duties will require that I leave for Buenos Aires effective April 27, 1997, and will require that I reside there permanently for a minimum of two years. As such, our firm will not be technically qualified in my absence to carry out the duties and performance of the necessary audit procedures and technical requirements with which the Securities and Exchange Commission (S.E.C.) requires and we feel obligated to offer to your firm.

We will communicate with any potential successor firms in order to assist you in a rapid transition and to cause as little inefficiency as possible. We are aware that there are approximately forty days from the required filing date, and I have already begun communication with two potential successor firms, information which I have communicated to Ms. Ida Ovies, your Chief Financial Officer. We will make ourselves available to ensure a smooth transition in order to allow you to comply with all S.E.C.
regulations and filings.

I wish to emphasize that this decision is not based on any actions or information which we have obtained during the audit planning procedures and analytical tests that we have performed in order to prepare for this year s audit. In fact, we have received all information and have found satisfactory explanations for all matters which have come up during the course of our term of service. We wish to make it expressly known that there have been no technical disagreements or differences of opinion which in any way have caused us to resign.

Ms. Ida Ovies has been informed of this decision and will prepare the necessary forms 8-K Disclosure for the S.E.C. of which this letter will become an attachment thereof. I again wish to emphasize it is with great deep regret which we are forced to take this action, and if we felt that there where any other alternative in order to make this transition a smoother one, we would certainly propose it.

Please feel free to contact me at your earliest convenience for ways in which we may assist this process along and aid in your procurement of a new auditing firm for Value Holdings, Inc.

Sincerely,

CHADDERTON GULISANO AND COMPANY, P.A.
Certified Public Accountants

By/s/ George A. Gulisano
      C.P.A.